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                                                                    Page 1 of 10

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________) *

                              PlanVista Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    72701P105
                                    ---------
                                 (CUSIP Number)

               Victor A. Zollo, Jr., DePrince, Race & Zollo, Inc.
                          201 S. Orange Ave., Suite 850
                                Orlando, FL 32801
                                  407-420-9903
                                  ------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices &
                                Communications)

                                  June 25, 2002
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 72701P105               Schedule 13D

                                                                    Page 2 of 10
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DePrince, Race & Zollo, Inc.    59-3299598
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

             OO - Funds of Investment Advisory Clients
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(C) OR 2(E)           [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             Incorporated in the State of Florida
--------------------------------------------------------------------------------
    NUMBER OF         7.    SOLE VOTING POWER

     SHARES                     None
                      ----------------------------------------------------------
  BENEFICIALLY        8.    SHARED VOTING POWER

    OWNED BY                    5,940,200
                      ----------------------------------------------------------
      EACH            9.    SOLE DISPOSITIVE POWER

    REPORTING                   None
                      ----------------------------------------------------------
     PERSON           10.   SHARED DISPOSITIVE POWER

      WITH                      5,940,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,940,200
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (see instructions)

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.50%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

             IA
--------------------------------------------------------------------------------

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CUSIP No. 72701P105
                                                                    Page 3 of 10
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gregory M. DePrince
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

           OO, PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(C) OR 2(E)      [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
------------------------------ -------------------------------------------------
     NUMBER OF           7.     SOLE VOTING POWER

      SHARES                        31,300
                         -------------------------------------------------------
   BENEFICIALLY          8.     SHARED VOTING POWER

     OWNED BY                       5,940,200
                         -------------------------------------------------------
      EACH               9.     SOLE DISPOSITIVE POWER

    REPORTING                       31,300
                         -------------------------------------------------------
     PERSON              10.    SHARED DISPOSITIVE POWER

      WITH                          5,940,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,971,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.68%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

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CUSIP No. 72701P105
                                                                    Page 4 of 10
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John D. Race
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

           OO, PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(C) OR 2(E)           [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
    NUMBER OF            7.     SOLE VOTING POWER

      SHARES                         167,700
                         -------------------------------------------------------
   BENEFICIALLY          8.     SHARED VOTING POWER

     OWNED BY                        5,940,200
                         -------------------------------------------------------
      EACH               9.     SOLE DISPOSITIVE POWER

    REPORTING                        167,700
                         -------------------------------------------------------
     PERSON              10.    SHARED DISPOSITIVE POWER

      WITH                           5,940,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,107,900
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           36.50%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------








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CUSIP No. 72701P105
                                                                    Page 5 of 10
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Victor A. Zollo, Jr.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

             OO, PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2
    (C) OR 2(E)                         [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
    NUMBER OF            7.     SOLE VOTING POWER

      SHARES                         66,580
                         -------------------------------------------------------
   BENEFICIALLY          8.     SHARED VOTING POWER

     OWNED BY                        5,940,200
                         -------------------------------------------------------
      EACH               9.     SOLE DISPOSITIVE POWER

    REPORTING                        66,580
                         -------------------------------------------------------
     PERSON              10.    SHARED DISPOSITIVE POWER

      WITH                           5,940,200
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,006,780
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.90%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Page 6 of 10
Item 1.  Security and Issuer

         (a) Name of Issuer:

             PlanVista Corporation

         (b) Address of Issuer's Principal Executive Offices:

             3501 Frontage Road

             Tampa, FL 33607

         (c) Title and Class of Securities:

             Common Stock

Item 2.  Identity and Background

         (a) Name:

             DePrince, Race & Zollo, Inc. ("DRZ")

             Gregory M. DePrince

             John D. Race

             Victor A. Zollo, Jr.

         (b) Business Address:

             201 South Orange Ave., Suite 850

             Orlando, FL 32801

         (c) Present Principal Employment:

             DRZ:                      Registered Investment adviser

             Gregory M. DePrince:      Executive Vice President of DRZ

             John D. Race:             Executive Vice President of DRZ

             Victor A. Zollo, Jr.:     President of DRZ

             201 South Orange Ave.

             Suite 850

             Orlando, FL  32801

         (d) Record of Convictions:

             During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) Record of Civil Proceedings:

             Following a routine examination of DRZ, SEC staff expressed the view that DRZ and John D. Race had not updated its Form ADV and existing procedures under Investment Advisers Act Rule 204A with sufficient promptness and detail to address Mr. Race's service as a director of the Issuer. DRZ revised its Form ADV and applicable procedures accordingly. In addition, on June 12, 2002, DRZ and Mr. Race agreed to the entry of an order by the SEC that they cease and desist from any violations of Investment Advisers Act Sections 204 and 204A and related Rule 204-1. The order requires DRZ to retain an independent consultant who will review DRZ's

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                                                                    Page 7 of 10

             pertinent internal policies and to agree to implement any recommendations that the consultant might make.

         (f) Citizenship:

             DRZ is a Florida corporation. Gregory M. DePrince, John D. Race, and Victor A. Zollo, Jr. are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Gregory M. DePrince ,Victor A. Zollo, Jr. and John D. Race all own shares of the Issuer in their individual capacity. DRZ directed the purchase of 5,920,200 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $49,299,504. All of the shares were paid for by cash assets in the respective clients' accounts. Of these shares, 553,500 shares with an aggregate purchase price of $3,797,712 are restricted. In addition, DRZ directed the purchase of 20,000 shares of the Issuer for it Employee Profit Sharing Plan for an aggregate purchase price of $62,900.

Item 4.  Purpose of Transaction.

         The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons

         The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although one or more of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form
         Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than is necessary. Effective October 10, 2000 John D. Race is a member of the Board of Directors of Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) Amount and percentage beneficially owned:

             DRZ:                      5,940,200         35.50*

             Gregory M. DePrince:      5,971,500         35.68*

             John D. Race:             6,107,900         36.50*

             Victor A. Zollo, Jr.:     6,006,780         35.90*

             * Disclaims beneficial ownership of these shares

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                                                                    Page 8 of 10

     (b) Number of shares as to which such person has:

         (i)   sole power to vote or direct the vote:

         DRZ:                      none

         Gregory M. DePrince:      31,300

         John D. Race:             167,700

         Victor A. Zollo, Jr.:     66,580


         (ii)  shared power to vote or direct the vote:

         DRZ:                      5,940,200

         Gregory M. DePrince:      5,940,200

         John D. Race:             5,940,200

         Victor A. Zollo, Jr.:     5,940,200

         (iii) sole power to dispose or to direct the disposition:

         DRZ:                      none

         Gregory M. DePrince:      31,300

         John D. Race:             167,700

         Victor A. Zollo, Jr.:     66,580

         (iv)  shared power to dispose or direct the disposition:

         DRZ:                      5,940,200

         Gregory M. DePrince:      5,940,200

         John D. Race:             5,940,200

         Victor A. Zollo, Jr.:     5,940,200

     Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. with respect to all of the DRZ shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investments by Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. on their own behalf. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

     (c) A schedule of transactions effected in the last sixty days is attached hereto.

     (d) Ownership of More than Five Percent on Behalf of Another Person:

     The investment advisory clients and Employee Benefit Plan have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

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                                                                    Page 9 of 10

         (e) Ownership of Less than Five Percent:

             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         By virtue of their investment advisory agreements with their clients, DRZ have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. All the advisory agreements are pursuant to a standard form.

         In July, 2001, DRZ purchased 553,500 shares of common stock of Plan Vista Corporation in a private placement transaction on behalf of accounts that DRZ manages. DRZ and PVC executed a Stock Purchase and Registration Rights Agreement in connection therewith. That agreement grants immediate demand and incidental registration rights to DRZ with respect to such shares.

         In June, 2002, PVC filed a registration statement on Form S-1 with respect to a public offering of its common stock (the "Offering"). DRZ agreed not to exercise its registration rights for a period of 180 days following completion of the Offering. In a letter signed in June, 2002 to Friedman, Billings, Ramsey & Co., Inc., the underwriter ("Underwriter") for the Offering, DRZ agreed not to sell any PVC shares without the underwriter's consent for a period of 180 days following completion of the offering.

         Also, a condition to closing of the restructuring of PVC's senior credit facility was an agreement that DRZ be granted the right to designate one Series A Director of PVC and that such director be John Race or a successor satisfactory to the holders of PVC's Class C preferred stock.

Item 7.  Material to be Filed as Exhibits

         Exhibit A - 60 days of trading.

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                                  Page 10 of 10

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2002

                                       DePrince Race & Zollo, Inc.


                                       By: /s/ Victor A. Zollo, Jr.
                                           -------------------------------------
                                           Victor A. Zollo, Jr., President


                                       Gregory M. DePrince, Individually


                                       By: /s/ Gregory M. DePrince
                                           -------------------------------------
                                           Gregory M. DePrince


                                       John D. Race, Individually

                                       By: /s/ John D. Race
                                           -------------------------------------
                                           John D. Race


                                       Victor A. Zollo, Jr., Individually


                                       By: /s/ Victor A. Zoolo, Jr
                                           -------------------------------------
                                           Victor A. Zollo, Jr.

Exhibit A - 60 day transaction summary

DEPRINCE, RACE & ZOLLO, INC. TRANSACTION MADE AS INVESTMENT ADVISOR ON BEHALF OF CLIENTS




Tran                                          Trade                    Trade
Code      Security                            Date     Quantity        Amount
----      ----------------------              -----    -------------   ---------

There have been no transactions made during the 60 days